OSG	Overseas Shipholding Group Inc.

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666 Third Avenue New York, NY 10017 www.osg.com	Tel: 212 251 1153 Fax: 212 251 1180 E-mail: jedelson@osg.com	James I. Edelson General Counsel and Secretary

April 27, 2007

Cecelia D. Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
Washington, DC 20549-5546

RE:	Overseas Shipholding Group, Inc. Form 10-K for the Year Ended December 31, 2006 Filed March 1, 2007 File No. 1-06479

Dear Ms. Blye:

We have reviewed your letter to us of March 29, 2007 setting forth a comment on the Overseas Shipholding Group, Inc. ("OSG" or the "Company") Form 10-K for the year ended December 31, 2006. Based on our review, we respond as follows to the comment:

SEC Comment

On page 33 of your Form 10-K, you state that "(f)rom time to time, vessels in (y)our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as sponsors of terrorism, such as Syria and Iran." Please advise us of the approximate dollar amounts and percentages of revenues, assets, and liabilities associated with your contacts with Syria and Iran during fiscal 2006. Please provide the same information for the prior fiscal periods covered by the Form 10-K, or advise us that the dollar amounts and percentages for those periods do not differ significantly from those provided for fiscal 2006.

OSG Response

During the fiscal periods covered by the Form 10-K (fiscal 2006, 2005 and 2004), OSG had no assets based in Syria or Iran, and it had no liabilities associated with Syria or Iran.

During these periods, certain vessels in our fleet called on ports in Syria or Iran, but those vessels were not stationed there and OSG and its subsidiaries did not incur any liabilities associated with these vessels in Syria or Iran.

OSG derived Revenues1 associated with "trade" with Syria and Iran in fiscal 2006, 2005 and 2004 of approximately $49,900,000, $44,800,000 and $48,200,000, respectively. These Revenues represent 4.76%, 4.48% and 5.94%, respectively, of OSG's Shipping Revenues for such periods.

These Revenues were derived from two different sources.

  OSG has contributed several of its tanker vessels to "pools." OSG receives a portion of the pool's net revenues after voyage expenses and, where applicable, the administrative fees charged by the pool's manager. OSG receives a share of the pool's net revenues from voyages regardless of whether the voyage is performed by a vessel contributed by OSG or a vessel contributed by another pool participant.

  Vessels in the Tankers International ("TI") pool, in which OSG is a participant, have made several voyages loading in Iran during the fiscal periods in question. As OSG shares in the revenues from these voyages, OSG has included in the Revenues stated above OSG's share of the TI pool's net revenues from such Iranian voyages during the periods in question.

  Likewise, vessels in the Aframax International ("AI") pool, in which OSG is a participant, have made several voyages loading in Syria during the fiscal periods in question. As OSG shares in the revenues from these voyages, OSG has included in the Revenues stated above OSG's share of the AI pool's net revenues from such Syrian voyages during the periods in question.

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  1The income derived from OSG's interest in joint venture companies owning vessels that made port calls in Syria or Iran during these periods does not flow through Shipping Revenues in OSG's Consolidated Statement of Operations. Rather, OSG's portion of the income of these joint ventures flows through "Equity of Income of Affiliated Companies". Nevertheless, we felt it was appropriate to include in this response OSG's share of the income derived by these joint ventures from trade associated with Syria or Iran. To avoid confusion, when we use the capitalized term "Revenues", we are including such income from joint ventures notwithstanding the fact that this income does not flow through OSG's Shipping Revenues.

  OSG acquired Stelmar Shipping Ltd. ("Stelmar") in January 2005. Prior to OSG's acquisition of Stelmar, Stelmar entered into certain time charters to third parties which did not prohibit the charterer from trading to or from Syria or Iran.  These charters, some of which grant charterers extension options, continue through 2009. Until they expire, the vessels may call at Syrian or Iranian ports. OSG has included in the Revenues stated above Shipping Revenues from these charters since the date of acquisition to the extent derived from voyages involving a loading or discharge in Syria or Iran. Since these revenues were derived from time charters, OSG could not include voyage charter revenues for these particular voyages. Instead, OSG computed revenues for these voyages by multiplying the applicable daily time charter rate by the number of days from discharge to discharge and included such revenues in the Revenues stated above.

Other than as described above, OSG did not derive any Revenues associated with "trade" with Syria or Iran in fiscal 2006, 2005 and 2004.

If you have any questions concerning the matters discussed in this letter, please feel free to contact me.

Very truly yours,

/s/James I. Edelson

James I. Edelson

cc:  Max Webb
      Assistant Director
      Division of Corporation Finance

      Morten Arntzen
      Myles R. Itkin
      Audit Committee
      James I. Edelson
      Jerry L. Miller
      Daniel E. Waltz (Patton Boggs LLP)
      Richard Rowe (Proskauer Rose LLP)
      Peter Samuels (Proskauer Rose LLP)
      Timothy Tracy (Ernst & Young LLP)